Exhibit 6.1

Execution Version

CONSULTING AND PLATFORM SERVICES AGREEMENT

THIS CONSULTING AND PLATFORM SERVICES AGREEMENT (this “Agreement”) is made as of July 21, 2026, by and among XChange Place Digital LLC, a Delaware limited liability company (the “Consultant”) and XChange Ventures, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, the Company desires to retain the Consultant, effective as of the date first written above, to, among other things, provide certain consulting advisory services and website platform and technology services through its XChange Place Platform (as defined below) to the Company as more fully described herein.

WHEREAS, the Company is governed exclusively by its Board (as defined below), and the Board shall retain sole discretionary authority and responsibility for the management and control of the Company’s assets, operations, affairs and investment decisions.

WHEREAS, the Consultant desires to be so retained and to provide such consulting advisory services to the Company as more fully described herein.

NOW, THEREFORE, in consideration of the mutual agreements, representations, warranties, covenants, agreements and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the parties hereto agree as follows:

1. Certain Defined Terms. Unless otherwise defined herein or the context otherwise requires, the terms defined in this Section 1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

“Board” shall mean the Board of Managers of the Company.

“Business” shall mean the Company’s business as an alternative investment platform for acquiring, receiving, purchasing and holding contributions of a diversified pool of real-world assets and other activities in connection with the foregoing.

“Business Day” shall mean a calendar day other than Saturday, Sunday or other day on which banking institutions in New York, New York are not required to be open.

“Class A Interests” shall mean Class A Limited Liability Company Interests of the Company.

“Class B Interests” shall mean Class B Limited Liability Company Interests of the Company.

“Confidential Information” shall mean any and all information pertaining to the Company and the Business, whether such information is in written form or communicated orally, visually or otherwise, that is proprietary, non-public or relates to any trade secret, including, but not limited to, (i) information, observations and data obtained by the Consultant during the course of its relationship with the Company concerning the Business, (ii) products or services, (iii) fees, costs and pricing structures, (iv) designs, (v) analyses, (vi) drawings, photographs and reports, (vii) computer software, including operating systems, applications and program listings, (viii) flow charts, manuals and documentation, (ix) data bases, (x) accounting and business methods, (xi) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xii) customers, suppliers, clients and customer, supplier and client lists, (xiii) other copyrightable works, (xiv) marketing plans and trade secrets, and (xv) all similar and related information in whatever form.

“Persons” shall mean all natural persons, corporations, business trusts, associations, limited liability companies, companies, partnerships, joint ventures, governmental entities and any other entities or other organizations or associations.

“XChange Place Platform” shall mean the Consultant’s financial technology platform.

2. Consulting Services. The Company hereby retains the Consultant during the term specified to render consulting advice to the Company, which may include the responsibilities set forth on Exhibit A, relating to strategic, analytical, operational and platform support in connection with the Business and investment activities of the Company (the “Services”) upon the terms and conditions as set forth herein. The Consultant represents that it has the qualifications, experience and ability to properly perform the Services. The Consultant acknowledges that it is not a registered broker-dealer and is not permitted to be actively involved in the procurement of financing for the Company and agrees to limit its activities to comply with any and all applicable federal and state regulatory requirements. Notwithstanding anything contained in this Agreement, the Consultant makes no representations or warranties whatsoever concerning the Company’s ability to obtain financing or capital for its projects, and makes no representations or warranties, otherwise, concerning the Consultant’s ability to source financing or capital, directly or indirectly, for the Company. The Consultant is in no way acting as an investment adviser, nor acting in a fiduciary capacity of any kind. In its discharge of the Services, the Consultant shall not provide investment advisory services or advice in any respect. Nothing contained herein shall be construed as granting the Consultant discretionary investment or management authority over Company assets.

3. Term. The term of this Agreement shall be for a period of sixty (60) months commencing from the date of this Agreement (the “Term”). The Term shall renew automatically for successive twelve (12) month periods unless the Consultant delivers written notice of non-renewal to the Company at least sixty (60) days prior to the expiration of the then-current Term.

4. Compensation. During the Term, as compensation in exchange for the Services, the Consultant shall be entitled to receive payments in the amounts specified on Exhibit B hereto. Such payments may include, without limitation, Class A Interests, Class B Interests, cash consulting fees, platform licensing fees, technology fees, acquisition and disposition structuring fees, administration fees, incentive equity and other compensation as approved by the Board. The Consultant shall be responsible for all taxes, withholdings and governmental charges arising from compensation received pursuant to this Agreement.

5. Independent Contractor. In performing the Services provided for hereunder, the Consultant is acting as an independent contractor. The Consultant shall not be deemed by virtue of this Agreement to be an employee, officer, director, manager, member, partner, fiduciary or agent of the Company, and the Company shall make no representation that may be construed as such.

6. Board Responsibilities and Review Process.

(a) The Board shall exercise independent judgment with respect to all recommendations submitted by the Consultant. The Board shall retain exclusive authority and responsibility for the management and control of the Company’s business and affairs, including, without limitation: (i) oversight and approval of all offering and capital formation matters, (ii) approval of all investments, acquisitions, dispositions, financings and strategic transactions; (iii) approval of annual budgets and operating plans; (iv) oversight of management and service providers; (v) approval of leverage, borrowings, distributions and material contracts; (vi) approval of any asset fractionalization, securitization or distribution strategy; (vii) determination of whether the Company’s assets or investment interests shall be made available through the XChange Place Platform; (viii) approval of compensation arrangements involving the Consultant or its affiliates; and (ix) any other actions reserved to the Board under the Company’s governing documents.

(b) For any recommendation from the Consultant involving a proposed investment, acquisition, disposition, financing, platform transaction, or strategic transaction exceeding a threshold as established by the Board from time to time, the Board shall prepare or cause to be prepared a written record summarizing: (i) the material facts considered; (ii) the principal factors supporting the Board’s decision; (iii) material risks identified; (iv) any alternatives evaluated; (v) any modifications made to the Consultant’s recommendation; and (vi) the basis for the Board’s final determination.

(c) The Board shall have sole discretion to accept, reject, modify, defer or take no action with respect to any recommendation submitted by the Consultant. The Board may reject any recommendation of the Consultant for any reason or for no stated reason.

(d) The Board shall retain all records pursuant to this Section 6 for a minimum of five (5) years and shall make such records available to auditors, regulators, legal counsel or other authorized parties upon request.

7. No Authority to Bind Company. The Consultant acknowledges and agrees that the Consultant has no authority to enter into contracts that bind the Company or create obligations on the part of the Company, including, but not limited to, committing Company capital, directing Company personnel, executing securities transactions on behalf of the Company or otherwise exercising discretionary authority over the Company’s asset. No recommendation, analysis, report, valuation, investment thesis, platform opportunity, market commentary, due diligence report or other communication provided by the Consultant shall be deemed binding upon the Company or the Board, nor shall the submission of any recommendation create any presumption that the Board will approve, implement or otherwise act upon such recommendation.

8. Covenant to Protect Confidential Information. The Consultant acknowledges that prior to the date hereof, it and its representatives has had access to, and during the course of its relationship with the Company it will have access to, significant Confidential Information.

(a) During the Term, the Consultant covenants and agrees (i) to maintain all Confidential Information in strict confidence and shall not disclose any Confidential Information to any other Person, except as necessary in connection with the performance of its duties and obligations under this Agreement, (ii) not to use any Confidential Information for any purpose whatsoever except in connection with the performance of its duties and obligations to the Company and (iii) not to disclose or use at any time, either during the Term or thereafter, any Confidential Information of which the Consultant is or becomes aware, whether or not such information was developed by the Consultant.

(b) Notwithstanding the provisions of this Agreement to the contrary, the Consultant shall not be subject to the limitations set forth in Section 8(a) with respect to any of the following activities by the Consultant:

(i) The Consultant’s disclosure or use of Confidential Information, if such Confidential Information is now or hereafter becomes generally known or available to the public other than as the result of a breach of this Section 8 by the Consultant;

(ii) The Consultant’s disclosure or use of Confidential Information, if such Confidential Information is received after the date of this Agreement from a third party that is not under an obligation of confidentiality to the Company; or

(iii) The Consultant’s disclosure of Confidential Information, if such Confidential Information is required to be disclosed by law, court order, or similar compulsion or in connection with any legal proceeding, provided that such disclosure shall be limited to the extent so required and, to the extent reasonably practicable and except to the extent prohibited by law, the Consultant shall give the Company notice of its intent to so disclose such Confidential Information and shall reasonably cooperate with the Company in seeking suitable confidentiality protections.

9. Representations and Warranties. The Consultant hereby represent and warrant to the Company that (i) the execution, delivery and performance of this Agreement by the Consultant does not and will not conflict with, breach, violate or cause a default under any agreement, contract or instrument to which it is a party or any judgment, order or decree to which it is subject, (ii) the Consultant is not a party to or bound by any non-competition agreement, non-solicitation agreement, no-hire agreement, confidentiality agreement or similar agreement with any other Person that contains any restrictions or limitations on its ability to execute, deliver and perform this Agreement, (iii) upon the execution and delivery of this Agreement by the Company, this Agreement will be a valid and binding obligation of the Consultant; (iv) the Consultant’s performance of the Services under this Agreement will not violate securities laws or other applicable law or professional regulations, and (v) the Consultant is not a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or an investment adviser registered under the Investment Advisers Act of 1940, as amended.

10. Termination. This Agreement may be terminated either (a) as provided in Section 3, or (b) for Cause. As used in this Agreement, “Cause” means the Consultant or representatives of the Consultant are engaging in activities or conduct injurious to the reputation of the Company or its affiliates (or the Consultant or its affiliates) including, without limitation engaging in disparagement, defamatory statements, immoral acts or property crimes which become public knowledge or commission by Consultant or a Consultant representative of an act which constitutes a misdemeanor or a felony.

11. Enforcement.

(a) The Company and the Consultant shall each have and retain all rights and remedies existing in their favor at law or equity, including, without limitation, all actions for specific performance and/or injunctive or other equitable relief to enforce or prevent any violations of the provisions of this Agreement.

(b) Because the relationship between the Company and the Consultant is unique and because the Consultant has had access to Confidential Information, the parties hereto agree that money damages would be an inadequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach by the Consultant of this Agreement, the Company shall have the right, in addition to all other rights and remedies it may have, (a) to apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Agreement (without posting a bond or other security); and (b) to apply for an order requiring the Consultant to account for and pay over to the Company all compensation, profits, moneys, accruals, increments or other benefits derived or received as a direct result of any transactions constituting a breach of the covenants contained herein. Nothing contained in this Agreement shall be construed as prohibiting the Company from or limiting the Company in pursuing any other remedies available for any breach or threatened breach of this Agreement.

(c) Notwithstanding any other provision of this Agreement, in any litigation arising out of this Agreement, the court shall assess legal fees and expenses throughout all trial and appellate levels against the unsuccessful party and in favor of the successful party, such assessment to be in whole or part as the court evaluates such success in the matter.

12. Indemnification.

(a) The Consultant shall indemnify, defend and hold harmless the Company, its officers, directors, shareholders, employees and agents and their respective successors and assigns, from and against any and all liabilities incurred, arising out of any breach by the Consultant of this Agreement, or by any acts or omissions of the Consultant, provided, however, that such indemnity shall not apply to any liabilities resulting solely from the Company’s gross negligence or willful misconduct.

(b) The Company shall indemnify, defend and hold harmless the Consultant, its officers, directors, shareholders, employees and agents and their respective successors and assigns, from and against any and all liabilities incurred, arising out of any breach by the Company of this Agreement, or by any acts or omissions of the Company, provided, however, that such indemnity shall not apply to any liabilities resulting solely from the Consultant’s gross negligence or willful misconduct.

(c) The indemnification obligations under this Section 12 shall survive any termination of this Agreement. Each party shall notify the other party promptly after becoming aware of any claim or liability or other matter for which indemnity may be sought. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

13. Conflicts of Interest. The Consultant acknowledges that it owns and operates the XChange Place Platform and may provide services to other issuers, investment vehicles, sponsors, funds and operating companies. Accordingly, conflicts of interest may arise from time to time. The Consultant shall be required to report any transaction involving the Consultant and the XChange Place Platform, or any affiliate thereof, to the Board. Such transaction must be approved by the majority of the disinterested members of the Board prior to consummation.

14. Non-Exclusive Engagement. It is understood that the Company may engage other consultants, advisers, and third parties from time to time, as deemed advisable by the Board. It is also understood that the Consultant may provide services to other issuers, investment vehicles, sponsors, funds and operating companies, including entities whose activities may compete with those of the Company. Nothing herein shall be construed as requiring the parties to engage on an exclusive basis during the Term.

15. General Provisions.

(a) Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Without limiting the generality of the preceding sentence, if at the time of enforcement of this Agreement, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope and geographical area that are reasonable under such circumstances shall be substituted for the stated period, scope and area, respectively.

(b) Entire Agreement. This Agreement contains all of the agreements between the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

(c) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Consultant, the Company and their respective successors, assigns, representatives, heirs and estates; provided, that the rights and obligations of the Consultant under this Agreement shall not be assigned without the prior written consent of the Company.

(d) Governing Law. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

(e) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and the Consultant, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

(f) Third Party Beneficiaries. Except as expressly provided herein, this Agreement shall not confer any rights or remedies upon any Person other than the Company and the Consultant, and each of their respective successors and permitted assigns, personal representatives, heirs and estates, as the case may be. It is the intention of the parties hereto that this Agreement be relied upon by the Company and be enforced by each such Person against the Consultant as if such Person is a party hereto.

(g) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

(h) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period for taking action shall be automatically extended to the next Business Day.

16. Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive for a period of five (5) years following the consummation of the transactions contemplated hereby.

17. Notice. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company’s books and records.

18. Construction. For purposes of this Agreement, whenever the context requires: (A) the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; (B) the feminine gender shall include the masculine and neuter genders; and (C) the neuter gender shall include the masculine and feminine genders. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

19. Headings. Descriptive headings are for convenience only and shall not control or affect in any way the meaning or construction of any provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date first written above.

CONSULTANT:	XCHANGE PLACE DIGITAL LLC

	By:	/s/ George Hall
		Name:	George Hall, on behalf of XChange LLC
		Title:	Managing Member

Address for Notices: 6 East 69th Street, New York, N.Y. 10021

Email: george.hall@xchangeplace.io

COMPANY:	XCHANGE VENTURES, LLC

	By:	/s/ Cesar Baez
		Name:	Cesar Baez
		Title:	Manager

Address for Notices: 6 East 69th Street, New York, N.Y. 10021

Email: cesar@baez.com

[Signature Page to Consulting Agreement]

Exhibit A

Consulting Services

At the request of the Board, the Consultant may:

1.	Identify and evaluate potential investment opportunities;

2.	Conduct research and due diligence;

3.	Provide market intelligence and valuation analyses;

4.	Recommend investment purchases, sales, financings, restructurings or strategic transactions;

5.	Monitor portfolio investments and provide periodic reports;

6.	Assist in negotiating transaction terms;

7.	Assist in asset structuring and capitalization strategies; and

8.	Provide strategic recommendations regarding portfolio construction and risk management.

Exhibit B

Compensation

1.	Equity Compensation

1.1.	Class A Interests

As compensation for services provided to the Company in its capacity as a consultant, including substantial work performed in structuring, preparing, and facilitating matters relating to the Company and its business, the Consultant has been issued 15,000 Class A Interests as of the date of this Agreement.

1.2.	Class B Interests

As of the date of this Agreement, the Consultant has been issued 125,000 Class B Interests, of which 25,000 Class B Interests vested immediately.

Any Class B Interests granted to the Consultant may be subject to time-based vesting, continued service requirements, performance milestones, or other criteria established by the Board of Managers from time to time. Unvested Class B Interests may be forfeitable in accordance with the Company’s operating agreement.

1.3.	Vesting and Forfeiture

Any equity compensation granted to the Consultant under this Schedule may be subject to time-based vesting, continued service requirements, performance milestones, or other criteria established by the Board of Managers from time to time. Unvested Class B Interests may be forfeitable in accordance with the Company’s operating agreement.

2.	Cash Compensation

2.1.	Participation in Compensation Pool

In addition to the equity compensation described above, the Consultant shall be entitled to receive distributions from a compensation pool (the “Compensation Pool”) in an amount determined by the Board of Managers from time to time, which amount shall initially be up to $750,000, and shall be in each case determined and distributed in accordance with Section 2.2.

2.2.	Conditions to Payment

Amounts payable to the Consultant from the Compensation Pool shall be made in quarterly disbursements, and shall be payable only to the extent the Company has Available Cash, as defined in the operating agreement, at the time of such disbursement.

2.3.	Allocation

The allocation of the Consultant’s portion of the Compensation Pool shall be determined in accordance with the operating agreement, or as otherwise established by the Board of Managers.